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                                 AMENDED AND RESTATED
                              ARTICLES OF INCORPORATION
                                          OF
                            ELGAR ELECTRONICS CORPORATION


                                          I

     The name of this Corporation is:  Elgar Electronics Corporation.

                                          II

     The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                         III

     This Corporation is authorized to issue only one class of shares of stock; and the total number of shares that the Corporation is authorized to issue is 1,000 shares all of which will be Common Stock, par value $.01 per share.

                                          IV

     The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                                          V

     This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by
Section 317 of the California Corporations Code subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this Corporation and its shareholders.